UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The LGL Group, Inc.

2525 Shader Road

Orlando, Florida 32804

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was unable to file its annual report on Form 10-K for the period ended December 31, 2022 (“Form 10-K”) with the Securities and Trade Commission on a timely basis without unreasonable effort or expense due to a delay in finalizing the accounting for the recent spin-off of its former subsidiary, M-tron Industries, Inc. The Company expects to file the Form 10-K as soon as practical after finalizing the accounting but no later than April 15, 2023.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Linda Biles	407	587-2252
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Primarily as a result of the spin-off discussed above, the Company expects the following significant changes in its results of operations:

Total Revenue for the year ended December 31, 2022 is expected to be $1.6 million compared to $28.1 million for the comparable prior year.

Operating Loss for the year ended December 31, 2022 is expected to be ($2.5) million compared to ($0.8) million for the comparable prior year.

Total Other Expense, net for the year ended December 31, 2022 is expected to be $4.4 million compared to $0.0 million for the comparable prior year.

Loss before income taxes for continuing operations is expected to be ($6.8) million compared to Income before income taxes for continuing operations of $18.8 million for the comparable prior year.

Income from discontinued operations, net of tax is expected to be $2.2 million compared to $0.0 million for the comparable prior year.

Net loss is expected to be ($3.0) million compared to Net income of $14.6 million for the comparable prior year.

The foregoing financial results are preliminary, have not been audited, and are subject to change in connection with the completion of the reporting process and preparation of the Company’s financial statements. Actual results could vary significantly from the foregoing.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2023	By	/s/ Patrick Huvane
Name: Patrick Huvane
Title: Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).